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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                              File No. 001-13836


 (CHECK ONE)   [ ] Form 10-K and Form 10-KSB    [X] Form 11-K      [ ] Form 20-F
               [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

                       For Period Ended December 31, 2002
             ------------------------------------------------------

[ ] Transition Report on Form 10-K and Form KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

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Full name of registrant:   Tyco International (US) Inc. Retirement Savings
                           and Investment Plan V
                           -----------------------

Former name if applicable:

Address of principal executive office (Street and Number)

273 Corporate Drive, Suite 100
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City, State and Zip Code   Portsmouth, New Hampshire 03801
                           -------------------------------



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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

     As reported in Tyco International Ltd.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2003, Tyco issued a press release on June 16, 2003 announcing its intention to restate certain of its financial statements. Because of this announcement and the surrounding circumstances, Tyco is unable to complete and file the Form 11-K for the Tyco International (US) Inc. Retirement Savings and Investment Plan V by the date required without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Jane Greenman              (212)                           424-1300
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(Name)                     (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                          Tyco International (US) Inc.
                   Retirement Savings and Investment Plan V
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 1, 2003                     BY: /s/ Jane Greenman
      ----------------                     ------------------------------------
                                           Jane Greenman
                                           Member of Investment Committee